THE PINBALL COMPANY, LLC

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

November 2, 2018



Jason M. Tyra CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Pinball Company, LLC
Columbia, MO

We have reviewed the accompanying financial statements of The Pinball Company, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 2, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

THE PINBALL COMPANY, LLC
BALANCE SHEET
DECEMBER 31, 2017
_____

ASSETS

	2017	2016
CURRENT ASSETS		
Cash	$ 305,936	$ 183,974
Accounts Receivable	157,419	191,526
Inventory	813,883	806,784
TOTAL CURRENT ASSETS	1,277,238	1,182,283
NON-CURRENT ASSETS		
Furniture & Equipment	620,278	657,997
Leasehold Improvements	57,832	57,832
Accumulated Depreciation	(264,156)	(171,434)
TOTAL NON-CURRENT ASSETS	413,954	544,395
TOTAL ASSETS	1,691,192	1,726,678

LIABILITIES AND MEMBERS' EQUITY

	2017	2016
CURRENT LIABILITIES		
Accounts Payable	318,575	261,908
Warranty Liability	4,687	3,375
TOTAL CURRENT LIABILITIES	323,262	265,283
NON-CURRENT LIABILITIES		
Note Payable	528,042	532,075
TOTAL LIABILITIES	851,304	797,357
MEMBERS' EQUITY		
Owners' Draw	(600,430)	(170,461)
Retained Earnings (Deficit)	1,440,319	1,099,782
TOTAL MEMBERS' EQUITY	839,889	929,321
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,691,192	$ 1,726,678

Reviewed- See accompanying notes.   1

THE PINBALL COMPANY, LLC
INCOME STATEMENT
FOR PERIODS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ 7,349,645	$ 5,066,317
Cost of Goods Sold	(5,472,740)	(3,690,015)
Gross Profit	1,876,906	1,376,302
Operating Expense		
Selling & Marketing	502,705	360,047
General & Adminstrative	302,172	320,481
Salaries & Wages	293,681	239,227
Depreciation	95,396	86,526
Rent	83,213	61,050
Research & Development	54,000	54,000
Legal & Professional	4,760	6,740
	1,335,927	1,128,071
Net Income from Operations	540,979	248,231
Other Income (Expense)		
State and Local Tax	(121)	(417)
Interest Expense	(36,444)	(20,997)
Gain on Sale of Fixed Assets	3,981	7,322
Other Income	(70)	6,909
Net Income	$ 508,325	$ 241,048

THE PINBALL COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR PERIODS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 508,325	$ 241,048
Depreciation	95,396	86,526
Change in Accounts Payable	57,979	(35,314)
Change in Accounts Receivable	34,106	213,056
Change in Inventory	(7,099)	(344,977)
Net Cash Flows From Operating Activities	688,708	160,339
Cash Flows From Investing Activities		
Change in Furniture & Equipment	37,719	(276,693)
Net Cash Flows From Investing Activities	37,719	(276,693)
Cash Flows From Financing Activities		
Change in Note Payable	(4,033)	275,454
Change in Owner Distributions	(600,430)	(170,461)
Net Cash Flows From Investing Activities	(604,463)	104,993
Cash at Beginning of Period	183,974	195,336
Net Increase (Decrease) In Cash	121,962	(11,362)
Cash at End of Period	$ 305,936	$ 183,974

THE PINBALL COMPANY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR PERIODS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Beginning Balance	$ 929,321	$ 725,737
Member Distributions	(600,430)	(170,461)
Retained Earnings Adjustment	2,673	132,997
Net Income	508,325	241,048
Ending Balance	$ 839,889	$ 929,321

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

The Pinball Company, LLC ("the Company") is a limited-liability corporation organized under the laws of the state of Missouri. The Company is a retailer of arcade and pinball machines and other table games.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets and outstanding customer warranties.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Warranties

The Company offers assurance-type warranties to customers. This warranty includes a 12-month parts and 30-day labor warranty. The Company has set a aside a reserve for warranty expense, which is estimated to be .075% of revenue per year.

Inventory

Inventory is stated at the lower of cost or current market value.

Furniture & Equipment

The Company capitalizes assets with an expected useful life of one year or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company is currently under an operating lease for its facilities in Colombia, Missouri. Monthly rental payments amount to $4,500. The lease expires in February 2018 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2018- $9,000

This property belongs to a related party, Parks Properties LLC. Parks Properties LLC is an entity commonly controlled by the CEO Nicholas Parks.

Related Party Transactions

The Company leased arcade machines to related party, Parks Amusements, during the periods. Parks Amusements, LLC is an entity that is commonly controlled by the CEO Nicholas Parks. The Company earned $160,581.01 in 2016 and $152,574.22 in 2017. Subsequently, the lease arrangement expired and the Company sold the arcade machines to Parks Amusement LLC.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company is subject to tax filing requirements as a subchapter S-corporation in the federal jurisdiction of the United States. As such, net income and certain other tax attributes are reported by the Company's members on their individual tax returns. The Company's federal income tax filings for 2015, 2016, and 2017 will remain subject to review by the US Internal Revenue Service until 2019, 2020, and 2021, respectively.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- DEBT

On September 22, 2015, the Company issued a promissory note with a face value of $250,000. The note has a term of three years. The note has a variable interest rate that varies between 5.5% and 26.62% per annum. This note is collateralized by the Company's inventory.

On June 22, 2015, the Company issued a promissory note with a with a face value of $300,000. The note has a term of three years. The note has a variable interest rate between 5.5% and 26.62% per annum. This note is collateralized by the Company's inventory.

The Company has a line of credit of up to $50,000 with a commercial bank. The interest rate is 8.5%

NOTE E- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 2, 2018, the date that the financial statements were available to be issued.